Ecopetrol obtains authorization to sign an external credit loan with international banks for up to US$4,000 million to finance the acquisition of ISA

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that by means of Resolution 1928 of August 13, 2021, the Ministry of Finance and Public Credit (“MHCP”) authorized Ecopetrol S.A. (“the “Company”) to enter into an external credit loan with international banks for up to four billion dollars (US$ 4,000,000,000), whose exclusive purpose will be to finance the acquisition of 569,472,561 shares of Interconexión Eléctrica S.A. ESP (“ISA”) equivalent to 51.4% of its outstanding shares, which represents 100% of the stake that MHCP has in ISA.

The lenders under the credit facility are Banco Santander, S.A., Citibank, N.A., JPMorgan Chase Bank, N.A. and The Bank of Nova Scotia, each with a 25% participation.

The main considerations on the loan are: (i) Payment of 100% of capital at maturity within a 2-year maturity from the loan signing date; (ii) an interest rate of 3-month LIBOR + 80 basis points and (iii) an additional upfront fee of 30 basis points.

By means of the Resolution of Authorization obtained by the MHCP, the Company has complied with all the internal and external procedures and approvals required for this credit facility.

The conditions obtained on this loan confirm the confidence that the financial sector has in the Ecopetrol Group’s financial standing and its prospects with the announced ISA acquisition.

Bogotá D.C., August 13, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of Ecopetrol’s prospects for growth and its ongoing access to capital to fund Ecopetrol’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone : +571-234-5190

Email : investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone : + 571-234-4329

Email : mauricio.tellez@ecopetrol.com.co